UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE13G/A


               Under the Securities Exchange Act of 1934

                        (Amendment No__9__)*


                              MFRI, INC.
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                           (Name of Issuer)


                                Common
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                    (Title of Class of Securities)


                              552721102
                          -----------------
                            (CUSIP Number)


                          December 31, 2010
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        (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    /x/ Rule 13d-1(b)
    /x/ Rule 13d-1(c)
    / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1745 (3-98)
                           Page 1 of 7

CUSIP No. 552721102
--------------------

    1.  Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only)

        WEDBUSH, Inc.
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   2.   Check the Appropriate Box if a Member of a Group
   	(See Instructions)

       (a) /x/
       (b) / /
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   3.   SEC Use Only
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   4.   Citizenship or Place of Organization

        California
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     Number of Shares  5. Sole Voting Power                   209,918
     Beneficially by   ----------------------------------------------
     Owned by Each     6. Shared Voting Power                 384,912
     Reporting         ----------------------------------------------
     Person With:      7. Sole Dispositive Power              209,918
                       ----------------------------------------------
                       8.Shared Dispositive Power             418,524

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   9.  Aggregate Amount Beneficially Owned by Each Reporting Person

       418,524
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   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        / /
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   11.  Percent of Class Represented by Amount in Row (9)

        6.1%
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   12.  Type of Reporting Person (See Instructions)

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        CO

CUSIP No. 552721102
--------------------

    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Edward W. Wedbush
---------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group
        (See Instructions)

        (a) /x/
        (b) / /
---------------------------------------------------------------------
   3.   SEC Use Only
---------------------------------------------------------------------
   4.   Citizenship or Place of Organization

        United States of America
---------------------------------------------------------------------
     Number of Shares     5. Sole Voting Power                174,994
     Beneficially by   ----------------------------------------------
     Owned by Each        6. Shared Voting Power              384,912
     Reporting         ----------------------------------------------
     Person With:         7. Sole Dispositive Power           174,994
                       ----------------------------------------------
                          8.Shared Dispositive Power          418,524

---------------------------------------------------------------------
   9.   Aggregate Amount Beneficially Owned by Each Reporting Person

        418,524
---------------------------------------------------------------------
   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        / /
---------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)

        6.1%
---------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)

---------------------------------------------------------------------
        IN

Cusip No. 552721102           13G MFRI, INC.

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Item 1. Name and Address of Issuer.

(a) This statement relates to the shares of the common stock of MFRI, INC. ("Issuer").

(b)   Issuer's address: 7720 Lehigh Avenue,
      Niles, Illinois 60714


Item 2. Filers

(a) This statement is filed by WEDBUSH, Inc. ("WI"), and Edward W. Wedbush ("EWW").

(b)   Business address of the above filers are as follows:
      WI - 1000 Wilshire Blvd., Los Angeles, CA 90017-2459
      EWW - P.O. Box 30014, Los Angeles, CA 90030-0014

(c) WI is a California corporation, and EWW is a citizen of the United States of America.

(d)   Common stock

(e)   552721102

Item 3. Classification of Filers

(a) - (j)       Not applicable

(g)		WI is a control person

Item 4. Ownership

(a) WI has sole ownership of 209,918 Shares of the Issuer, and EWW has sole ownership of 174,994 Shares.

(b) Of the Shares outstanding, WI owns approximately 3.07%, and EWW owns approximately 2.56%.

(c)   Number of Shares as to which the filer has:

      (i) Sole power to vote: WI has sole power to vote on 209,918 Shares, and EWW has 174,994 sole Shares.

      (ii) Shared power to vote: WI has 384,912 Shares, and EWW has 384,912 Shares.

      (iii) Sole power to dispose: WI has sole power to dispose on 209,918 Shares and EWW has 174,994 sole Shares.

      (iv) Shared power to dispose: WI has 418,524 Shares, and EWW has 418,524 Shares.

Item 5. Ownership of Five Percent or Less of a Class.

     	Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another.

        Not applicable.

Item 7. Identification and Classification of Subsidiary which
        Acquired the Securities Being Reported on by the Parent
        Holding Company.

     	Not Applicable.

Item 8.     Identification and Classification of Members of a Group.

Name                      Category       No.ofShares       Percentage

WEDBUSH, Inc.             CO             209,918           3.07%
Edward W. Wedbush         IN             174,994           2.56%


EWW is the Chairman of WI. EWW owns a majority of the outstanding Shares of WI. Accordingly, EWW may be deemed the beneficial owner of the Issuer's Shares owned by WI. However, beneficial ownership of WI's Shares is hereby disclaimed by EWW.


Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.




                              Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


       WEDBUSH, Inc.

02/09/11
---------------------------
Date

ERIC D. WEDBUSH
------------------
Eric D. Wedbush
---------------------------
Signature

ERIC D. WEDBUSH
------------------
Eric D. Wedbush/ President
---------------------------
Name/Title




       Edward W. Wedbush

02/19/11
---------------------------
Date

EDWARD W. WEDBUSH
------------------
Edward W. Wedbush
---------------------------
Signature

EDWARD W. WEDBUSH
------------------
Edward W. Wedbush
---------------------------
Name/Title